SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Adaiah Distribution, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

(CUSIP Number)

Tianan Technology Park

13/F Headquarters Center Building 16

555 Panyu North Ave, Panyu District, Guangzhou City, China

(Address of Principal Executive Offices, Zip Code)

+86 (20) 8582 0894

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00767T 109

1	Names of Reporting Person. Yuantong Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 31,000,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 31,000,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 98.0% (1)
14	Type of Reporting Person IN

SCHEDULE 13D

This Schedule 13D is filed on behalf of Yuantong Wang (the “Reporting Person”).

Item 1. Security and Issuer

Securities acquired: common stock, $0.001 par value (“Common Stock”)

Issuer:	Adaiah Distribution, Inc. (“Issuer”)
c/o Yuantong Wang
Tianan Technology Park
13/F Headquarters Center Building 16
555 Panyu North Ave, Panyu District, Guangzhou City, China
(Address of Principal Executive Offices, Zip Code)

+86 (20) 8582 0894

Item 2. Identity and Background

(a)	Name:

Yuantong Wang (“Mr. Wang”).

(b)

Residence or business address:

The address of the Reporting Person is Tianan Technology Park

13/F Headquarters Center Building 16

555 Panyu North Ave, Panyu District, Guangzhou City, China

(Address of Principal Executive Offices, Zip Code)

+86 (20) 8582 0894

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Wang is the Chief Executive Officer, President and a Director of the Issuer. The Issuer’s address is:

Tianan Technology Park

13/F Headquarters Center Building 16

555 Panyu North Ave, Panyu District, Guangzhou City, China

(Address of Principal Executive Offices, Zip Code)

Mr. Wang has also been Chief Executive Officer of Guangzhou Huaizhong Health Technology Co., Ltd since October 2015.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

China.

Item 3. Source and Amount of Funds or Other Consideration.

The payment of the purchase price for the shares acquired was paid from personal funds. The Reporting Person did not acquire ownership of any shares of Common Stock with borrowed funds.

Item 4. Purpose of the Transaction

On August 12, 2020, Yosef Yafe ( the “Seller”) and the Reporting Person entered into a stock purchase agreement (the “SPA”), pursuant to which the Seller agreed to sell and the Reporting Person agreed to purchase an aggregate of 31,000,000 shares of common stock, par value $001 per share of the Issuer from the Seller for an aggregate purchase price of $300,000. The closing of the transactions contemplated by the SPA occurred on August 14, 2020. The purchase price was paid out of the Buyer’s personal funds.

As of the date referenced in this action, Adaiah had 31,518,466 shares of common stock outstanding. The securities purchased pursuant to the SPA represent 98.0% of the outstanding shares of common stock and 98.0% of the voting power of Adaiah. The Reporting Person is now the sole officer and director of the Issuer.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 31,518,466 shares of common stock outstanding as of August 14, 2020 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on August 20, 2020) are as follows:

Michael F. Adams
a)		Amount beneficially owned: 31,000,000 shares of Common Stock	Percentage of shares of Common Stock: 98.0%
b)		Number of shares of Common Stock to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	31,000,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	31,000,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 12, 2020, Yosef Yafe ( the “Seller”) and the Reporting Person entered into a stock purchase agreement (the “SPA”), pursuant to which the Seller agreed to sell and the Reporting Person agreed to purchase an aggregate of 31,000,000 shares of common stock, par value $0.001 per share of the Issuer from the Seller for an aggregate purchase price of $300,000. The closing of the transactions contemplated by the SPA occurred on August 14, 2020. The purchase price was paid out of the Buyer’s personal funds.

As of the date referenced in this action, Adaiah had 31,518,466 shares of common stock outstanding. The securities purchased pursuant to the SPA represent 98.0% of the outstanding shares of common stock and 98.0% of the voting power of Adaiah. The Reporting Person is now the sole officer and director of the Issuer.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference herein as Exhibit 10.1.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Stock Purchase Agreement, dated August 12, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s 8-K filed on August 20, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2020	By:	/s/ Yuantong Wang

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